Exhibit 99.1

For Immediate Release

July 24, 2012

SAP Announces Best Ever Second Quarter Performance – Exceeding €1 Billion in Software Revenue

•	Second Quarter 2012 Software Revenue Increased 26% to €1,059 Million (19% at Constant Currencies) Driven By Double-Digit Growth in All Regions

•	Strong Growth Momentum From Key Innovations: SAP HANA Contributed €85 Million, Mobile €54 Million and Cloud €69 Million

•	Second Quarter 2012 Non-IFRS Software and Software-Related Service Revenue Increased 21% to €3.14 Billion (15% at Constant Currencies)

•	Second Quarter 2012 Non-IFRS Operating Profit Increased 15% to €1.17 Billion (8% at Constant Currencies)

•	Second Quarter 2012 Non-IFRS Earnings Per Share Increased 19% to €0.70

•	SAP Reiterates Full-Year Guidance

WALLDORF, Germany – July 24, 2012 – SAP AG (NYSE: SAP) today announced its financial results for the second quarter ended June 30, 2012.

BUSINESS HIGHLIGHTS IN THE SECOND QUARTER

SAP achieved record software revenue in the second quarter, exceeding €1 billion. All regions posted double-digit software revenue gains. Demand for SAP’s new innovation categories continued to accelerate: Cloud momentum continued with a 112% increase year-on-year in 12 month new and upsell subscription billings for SuccessFactors on a stand-alone basis. SAP’s strong combination with SuccessFactors is allowing the company to accelerate its strategy to become the leading cloud provider. SAP recorded €85 million in SAP HANA revenue putting the company on track to meet full-year expectations of at least €320 million. Mobile revenue was €54 million and keeps SAP on track to meet full-year expectations of €220 million. SAP also saw significant traction in strategic industries, with financial services and retail both growing more than 60 percent in software revenue, and solid growth across the manufacturing sectors, which grew more than 20 percent in software revenue.

“Our customer-focused innovation strategy is delivering exceptional business value for our customers and driving record results for SAP in an uncertain macro-economic environment,” said SAP Co-CEOs Bill McDermott and Jim Hagemann Snabe. “SAP stands apart in its ability to bring its customers innovations in cloud, mobile and in-memory computing on top of a proven, consistent and stable core. We will continue to provide game-changing solutions and remain on track to achieve our 2015 goals.”

“We reached the upper end of our second quarter software revenue guidance range and were at the mid-point of the software and software-related service revenue guidance range,” said Werner Brandt, CFO of SAP. “With this momentum in the first half of 2012 and our focused commitment to operational excellence we are on track to deliver on our targets for the full-year 2012 – in line with our 2015 goals.”

SAP Reports Second Quarter 2012 Results	Page 2

FINANCIAL RESULTS IN DETAIL

FINANCIAL HIGHLIGHTS – Second Quarter 2012

	Second Quarter 20121)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	Q2 2012	Q2 2011	% change	Q2 2012	Q2 2011	% change	% change const. curr.
Software	1,059	838	26	1,059	838	26	19

Support	2,013	1,737	16	2,014	1,745	15	10

Cloud subscriptions and support	52	4	1,200	69	4	1,625	1,450

Software and software-related service revenue	3,124	2,579	21	3,142	2,587	21	15

Total revenue	3,898	3,300	18	3,916	3,308	18	12

Total operating expenses	-2,977	-2,443	22	-2,743	-2,289	20	14

Operating profit	921	857	7	1,173	1,019	15	8

Operating margin (%)	23.6	26.0	-2.4pp	30.0	30.8	-0.8pp	-1.2pp

Profit after tax	661	588	12	831	703	18

Basic earnings per share (€)	0.55	0.49	12	0.70	0.59	19

Number of employees (FTE)	60,972	54,043	13	N/A	N/A	N/A	N/A

1)	All figures are unaudited.
2)	For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. For a breakdown of the individual adjustments see page F8 in the appendix to this press release.

IFRS software revenue was €1,059 million (2011: €838 million), an increase of 26% (19% at constant currencies). IFRS software and software-related service revenue was €3.12 billion (2011: €2.58 billion), an increase of 21%. Non-IFRS software and software-related service revenue was €3.14 billion (2011: €2.59 billion), an increase of 21% (15% at constant currencies). IFRS total revenue was €3.90 billion (2011: €3.30 billion), an increase of 18%. Non-IFRS total revenue was €3.92 billion (2011: €3.31 billion), an increase of 18% (12% at constant currencies).

IFRS operating profit was €921 million (2011: €857 million), an increase of 7%. Non-IFRS operating profit was €1.17 billion (2011: €1.02 billion), an increase of 15% (8% at constant currencies). IFRS operating margin was 23.6% (2011: 26.0%), a decrease of 2.4 percentage points. Non-IFRS operating margin was 30.0% (2011: 30.8%), or 29.6% at constant currencies, a decrease of 0.8 percentage points (a decrease of 1.2 percentage points at constant currencies).

Non-IFRS operating profit and non-IFRS operating margin for the second quarter 2012 were impacted by severance expenses which amounted to €31 million (2011: €12 million) and the acquisition of SuccessFactors, which impacted the non-IFRS operating margin by approximately 100 basis points (at constant currencies). In addition, the company increased its headcount by 3,655 FTEs (thereof 1,866 from acquisitions) in the first quarter of 2012 and another 1,552 FTEs (thereof 176 from acquisitions) in the second quarter of 2012 to capture future growth opportunities.

IFRS profit after tax was €661 million (2011: €588 million), an increase of 12%. Non-IFRS profit after tax was €831 million (2011: €703 million), an increase of 18%. IFRS basic earnings per share was €0.55 (2011: €0.49), an increase of 12%. Non-IFRS basic earnings per share was €0.70 (2011: €0.59), an increase of 19%. The IFRS and non-IFRS effective tax rates in the second quarter of 2012 were 23.6% (2011: 26.9%) and 25.6% (2011: 27.2%), respectively.

SAP Reports Second Quarter 2012 Results	Page 3

FINANCIAL HIGHLIGHTS – First-Half 2012

	First-Half 20121)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	1H 2012	1H 2011	% change	1H 2012	1H 2011	% change	% change const. curr.
Software	1,696	1,453	17	1,696	1,453	17	11

Support	3,966	3,445	15	3,968	3,470	14	10

Cloud subscriptions and support	81	8	913	104	8	1,200	1,088

Software and software-related service revenue	5,743	4,906	17	5,768	4,931	17	12

Total revenue	7,248	6,324	15	7,273	6,349	15	10

Total operating expenses	-5,696	-4,870	17	-5,266	-4,551	16	12

Operating profit	1,551	1,454	7	2,007	1,798	12	6

Operating margin (%)	21.4	23.0	-1.6pp	27.6	28.3	-0.7pp	-1.1pp

Profit after tax	1,104	991	11	1,414	1,231	15

Basic earnings per share (€)	0.93	0.83	12	1.19	1.04	14

Number of employees (FTE)	60,972	54,043	13	N/A	N/A	N/A	N/A

1)	All figures are unaudited.
2)	For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. For a breakdown of the individual adjustments see page F8 in the appendix to this press release.

IFRS software revenue was €1.70 billion (2011: €1.45 billion), an increase of 17% (11% at constant currencies). IFRS software and software-related service revenue was €5.74 billion (2011: €4.91 billion), an increase of 17%. Non-IFRS software and software-related service revenue was €5.77 billion (2011: €4.93 billion), an increase of 17% (12% at constant currencies). IFRS total revenue was €7.25 billion (2011: €6.32 billion), an increase of 15%. Non-IFRS total revenue was €7.27 billion (2011: €6.35 billion), an increase of 15% (10% at constant currencies).

IFRS operating profit was €1.55 billion (2011: €1.45 billion), an increase of 7%. Non-IFRS operating profit was €2.01 billion (2011: €1.80 billion), an increase of 12% (6% at constant currencies).

IFRS operating margin was 21.4% (2011: 23.0%), a decrease of 1.6 percentage points. Non-IFRS operating margin was 27.6 (2011: 28.3%), or 27.2% at constant currencies, a decrease of 0.7 percentage points (a decrease of 1.1 percentage points at constant currencies).

IFRS profit after tax was €1.10 billion (2011: €991 million), an increase of 11%. Non-IFRS profit after tax was €1.41 billion (2011: €1.23 billion), an increase of 15%. IFRS basic earnings per share was €0.93 (2011: €0.83), an increase of 12%. Non-IFRS basic earnings per share was €1.19 (2011: €1.04), an increase of 14%. The IFRS and non-IFRS effective tax rates in the first six months of 2012 were 25.0% (2011: 28.6%) and 26.7% (2011: 28.9%), respectively.

Operating cash flow was €2.40 billion (2011: €2.27 billion), an increase of 6%. Free cash flow was €2.13 billion (2011: €2.02 billion), an increase of 5%. Free cash flow was 29% of total revenue (2011: 32%). At June 30, 2012, SAP had a total group liquidity of €3.60 billion (December 31, 2011: €5.60 billion), which includes cash and cash equivalents and short term investments. Net liquidity at June 30, 2012 was –€376 million compared to €1.64 billion at December 31, 2011. This decrease in net liquidity was primarily the result of the dividend payment and the acquisition of SuccessFactors in the first half of 2012.

SAP Reports Second Quarter 2012 Results	Page 4

BUSINESS OUTLOOK

SAP reiterates the following outlook for the full-year 2012:

•

The Company expects full-year 2012 non-IFRS software and software-related service revenue to increase in a range of 10% – 12% at constant currencies (2011: €11.35 billion). This includes a contribution of up to 2 percentage points from SuccessFactors’ business.

•

The Company expects full-year 2012 non-IFRS operating profit to be in a range of €5.05 billion – €5.25 billion at constant currencies (2011: €4.71 billion). Full-year 2012 non-IFRS operating profit excluding SuccessFactors is expected to be in a similar range.

•	The Company projects a full-year 2012 IFRS effective tax rate of 26.5% – 27.5% (2011: 27.9%) and a non-IFRS effective tax rate of 27.0% – 28.0% (2011: 26.6%).

Additional Regional Disclosure

Starting with the reporting for the second quarter 2012, SAP will report both, software revenue by customer location and software revenue by location of negotiation. The focus of the communication will be on the reporting by location of negotiation. For additional information please refer to the pages F9 and F10 of the appendix to this press release as well as SAP’s second quarter 2012 interim report.

Other Additional Information

Second quarter 2012 revenue, profit and cash flow figures include the revenue, profits and cash flows from SuccessFactors. For the prior-year period those numbers were not included.

TomorrowNow litigation update: The retrial date was scheduled for June 18, 2012. Due to a scheduling conflict affecting Oracle’s legal team the trial has been rescheduled to August 27, 2012.

SAP has updated its non-IFRS estimates for the full-year 2012. For the updated estimates please see SAP’s second quarter 2012 interim report. For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures see Explanation of Non-IFRS Measures online.

# #

Second Quarter 2012 Interim Report

SAP’s second quarter 2012 Interim Report was published today and is available for download at www.sap.com/investor. The interim report includes an update on SAP’s sustainability performance.

Webcast

SAP senior management will host a conference call on Tuesday, July 24th at 1:00 PM (CEST) / 12:00 PM (GMT) / 7:00 AM (EDT) / 4:00 AM (PDT). The conference call will be web cast live on the Company’s website at www.sap.com/investor and will be available for replay.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 195,000 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

# # #

SAP Reports Second Quarter 2012 Results	Page 5

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

© 2012 SAP AG. All rights reserved.

SAP, R/3, SAP NetWeaver, Duet, PartnerEdge, ByDesign, SAP BusinessObjects Explorer, StreamWork, SAP HANA, and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and other countries.

Business Objects and the Business Objects logo, BusinessObjects, Crystal Reports, Crystal Decisions, Web Intelligence, Xcelsius, and other Business Objects products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of Business Objects Software Ltd. Business Objects is an SAP company.Sybase and Adaptive Server, iAnywhere, Sybase 365, SQL Anywhere, and other Sybase products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of Sybase, Inc. Sybase is an SAP company.

Crossgate, m@gic EDDY, B2B 360°, and B2B 360° Services are registered trademarks of Crossgate AG in Germany and other countries. Crossgate is an SAP company.

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Appendix – Financial Information to Follow

FINANCIAL INFORMATION

FOR THE SECOND QUARTER 2012

(Condensed and Unaudited)

Page
Financial Statements (IFRS)
Income Statements – Quarter	F1
Income Statements – Six Months	F2
Statements of Financial Position	F3-F4
Statements of Cash Flows	F5

Supplementary Financial Information
Reconciliations from Non-IFRS Numbers to IFRS Numbers	F6-F7
Non-IFRS Adjustments	F8
Revenue by Region	F9-F10

Financial Statements (IFRS)

CONSOLIDATED INCOME STATEMENTS

For the three months ended June 30

€ millions, unless otherwise stated	2012	2011	Change in %
Software	1,059	838	26
Support	2,013	1,737	16
Cloud subscriptions and support	52	4	1,200
Software and software-related service revenue	3,124	2,579	21
Consulting	617	579	7
Other services	157	142	11
Professional services and other service revenue	774	721	7

Total revenue	3,898	3,300	18

Cost of software and software-related services	-568	-495	15
Cost of professional services and other services	-644	-558	15

Total cost of revenue	-1,212	-1,053	15

Gross profit	2,686	2,247	20
Research and development	-568	-468	21
Sales and marketing	-972	-743	31
General and administration	-222	-170	31
Restructuring	-4	-1	>100
TomorrowNow litigation	-2	-10	-80
Other operating income/expense, net	3	2	50

Total operating expenses	-2,977	-2,443	22

Operating profit	921	857	7

Other non-operating income/expense, net	-45	-35	29
Finance income	28	20	40
Finance Cost TomorrowNow litigation	0	0	0
Other finance costs	-39	-38	3
Finance costs	-39	-38	3

Financial income, net	-11	-18	-39

Profit before tax	865	804	8

Income tax TomorrowNow litigation	1	0	N/A
Other income tax expense	-205	-216	-5
Income tax expense	-204	-216	-6

Profit after tax	661	588	12

Profit attributable to non-controlling interests	0	1	-100
Profit attributable to owners of parent	661	587	13

Basic earnings per share, in €*	0.55	0.49	12

Diluted earnings per share, in €*	0.55	0.49	12

*	For the three months ended June 30, 2012 and 2011, the weighted average number of shares was 1,191 million (diluted 1,192 million) and 1,189 million (diluted: 1,189 million), respectively (treasury stock excluded).

F1

CONSOLIDATED INCOME STATEMENTS

For the six months ended June 30

€ millions, unless otherwise stated	2012	2011	Change in %
Software	1,696	1,453	17
Support	3,966	3,445	15
Cloud subscriptions and support	81	8	913
Software and software-related service revenue	5,743	4,906	17
Consulting	1,214	1,148	6
Other services	291	270	8
Professional services and other service revenue	1,505	1,418	6

Total revenue	7,248	6,324	15

Cost of software and software-related services	-1,106	-990	12
Cost of professional services and other services	-1,268	-1,134	12

Total cost of revenue	-2,374	-2,124	12

Gross profit	4,874	4,200	16
Research and development	-1,091	-966	13
Sales and marketing	-1,802	-1,420	27
General and administration	-431	-347	24
Restructuring	-4	-1	>100
TomorrowNow litigation	5	-12	<-100
Other operating income/expense, net	1	0	N/A

Total operating expenses	-5,696	-4,870	17

Operating profit	1,551	1,454	7

Other non-operating income/expense, net	-53	-34	56
Finance income	52	49	6
Finance costs TomorrowNow litigation	-1	0	N/A
Other finance costs	-77	-81	-5
Finance costs	-78	-81	-4

Financial income, net	-26	-32	-19

Profit before tax	1,472	1,388	6

Income tax TomorrowNow litigation	-1	0	N/A
Other income tax expense	-367	-397	-8
Income tax expense	-368	-397	-7

Profit after tax	1,104	991	11

Profit attributable to non-controlling interests	0	1	-100
Profit attributable to owners of parent	1,104	990	12

Basic earnings per share, in €*	0.93	0.83	12

Diluted earnings per share, in €*	0.93	0.83	12

*	For the six months ended June 30, 2012 and 2011, the weighted average number of shares was 1,191 million (diluted 1,191 million) and 1,188 million (diluted: 1,189 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

F2

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at June 30, 2012, and December 31, 2011

€ millions	2012	2011
Cash and cash equivalents	3,376	4,965
Other financial assets	374	817
Trade and other receivables	3,185	3,493
Other non-financial assets	371	187
Tax assets	230	207
Total current assets	7,536	9,669

Goodwill	11,163	8,711
Intangible assets	2,689	2,024
Property, plant, and equipment	1,656	1,551
Other financial assets	651	538
Trade and other receivables	86	84
Other non-financial assets	50	39
Tax assets	157	146
Deferred tax assets	500	465
Total non-current assets	16,952	13,558
Total assets	24,488	23,227

F3

€ millions	2012	2011
Trade and other payables	899	937
Tax liabilities	303	409
Financial liabilities	1,450	1,331
Other non-financial liabilities	1,259	1,981
Provision TomorrowNow litigation	227	231
Other provisions	465	331
Provisions	692	562
Deferred income	2,862	1,046

Total current liabilities	7,465	6,266

Trade and other payables	39	43
Tax liabilities	424	408
Financial liabilities	2,754	2,925
Other non-financial liabilities	98	92
Provisions	311	268
Deferred tax liabilities	565	474
Deferred income	49	44

Total non-current liabilities	4,240	4,254
Total liabilities	11,705	10,520

Issued capital	1,228	1,228
Share premium	456	419
Retained earnings	12,260	12,466
Other components of equity	177	-37
Treasury shares	-1,347	-1,377
Equity attributable to owners of parent	12,774	12,699

Non-controlling interests	9	8
Total equity	12,783	12,707
Equity and liabilities	24,488	23,227

F4

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30

€ millions	2012	2011
Profit after tax	1,104	991
Adjustments to reconcile profit after taxes to net cash provided by operating activities:
Depreciation and amortization	402	357
Income tax expense	368	396
Financial income, net	26	32
Decrease/increase in sales and bad debt allowances on trade receivables	26	8
Other adjustments for non-cash items	24	10
Decrease/increase in trade receivables	362	241
Decrease/increase in other assets	-134	-74
Decrease/increase in trade payables, provisions and other liabilities	-752	-646
Decrease/increase in deferred income	1,629	1,353
Cash outflows due to TomorrowNow litigation	-4	-3
Interest paid	-96	-77
Interest received	47	37
Income taxes paid, net of refunds	-602	-356

Net cash flows from operating activities	2,400	2,269

Purchase of intangible assets and property, plant and equipment and business combinations *)	-3,006	-248
Cash payments for derivative instruments related to business combinations	-26	0
Total cash outflows for intangible assets and property, plant and equipment and business combinations	-3,032	-248
Proceeds from sales of intangible assets or property, plant, and equipment	22	18
Purchase of equity or debt instruments of other entities	-558	-730
Proceeds from sales of equity or debt instruments of other entities	941	186

Net cash flows from investing activities	-2,627	-774

Purchase of non-controlling interests	0	-21
Dividends paid	-1,310	-713
Purchase of treasury shares	-53	-158
Proceeds from reissuance of treasury shares	69	157
Proceeds from issuing shares (share-based compensation)	14	34
Proceeds from borrowings	1,002	519
Repayments of borrowings	-1,023	-1,005

Net cash flows from financing activities	-1,301	-1,187

Effect of foreign exchange rates on cash and cash equivalents	-61	16
Net decrease/increase in cash and cash equivalents	-1,589	324
Cash and cash equivalents at the beginning of the period	4,965	3,518
Cash and cash equivalents at the end of the period	3,376	3,842

*)	In 2012 thereof: €2,731 million business combinations, net of cash and cash equivalents acquired.

F5

SUPPLEMENTARY FINANCIAL INFORMATION

RECONCILIATION FROM NON-IFRS NUMBERS TO IFRS NUMBERS

The following tables present a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	for the three months ended June 30
	2012					2011			Change in %
€ millions, unless otherwise stated	IFRS	Adj.*	Non-IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS constant currency**
Revenue Numbers
Software	1,059	0	1,059	-63	996	838	0	838	26	26	19
Support	2,013	1	2,014	-93	1,921	1,737	8	1,745	16	15	10
Cloud subscriptions and support	52	17	69	-7	62	4	0	4	1,200	1,625	1,450
Software and software-related service revenue	3,124	18	3,142	-163	2,979	2,579	8	2,587	21	21	15
Consulting	617	0	617	-32	585	579	0	579	7	7	1
Other services	157	0	157	-6	151	142	0	142	11	11	6
Professional services and other service revenue	774	0	774	-38	736	721	0	721	7	7	2

Total revenue	3,898	18	3,916	-201	3,715	3,300	8	3,308	18	18	12

Operating Expense Numbers

Cost of software and software-related services	-568	77	-491			-495	69	-426	15	15
Cost of professional services and other services	-644	34	-610			-558	11	-547	15	12

Total cost of revenue	-1,212	111	-1,101			-1,053	80	-973	15	13

Gross profit	2,686	129	2,815			2,247	88	2,335	20	21
Research and development	-568	45	-523			-468	18	-450	21	16
Sales and marketing	-972	56	-916			-743	39	-704	31	30
General and administration	-222	16	-206			-170	6	-164	31	26
Restructuring	-4	4	0			-1	1	0	>100	0
TomorrowNow litigation	-2	2	0			-10	10	0	-80	0
Other operating income/expense, net	3	0	3			2	0	2	50	50

Total operating expenses	-2,977	234	-2,743	126	-2,617	-2,443	154	-2,289	22	20	14

Profit Numbers

Operating profit	921	252	1,173	-75	1,098	857	162	1,019	7	15	8
Other non-operating income/expense, net	-45	0	-45			-35	0	-35	29	29
Finance income	28	0	28			20	0	20	40	40
Finance Cost TomorrowNow litigation	0	0	0			0	0	0	0	0
Other finance costs	-39	0	-39			-38	0	-38	3	3
Finance costs	-39	0	-39			-38	0	-38	3	3

Financial income, net	-11	0	-11			-18	0	-18	-39	-39

Profit before tax	865	252	1,117			804	162	966	8	16
Income tax TomorrowNow litigation	1	-1	0			0	0	0	N/A	0
Other income tax expense	-205	-81	-286			-216	-47	-263	-5	9
Income tax expense	-204	-82	-286			-216	-47	-263	-6	9

Profit after tax	661	170	831			588	115	703	12	18
Profit attributable to non-controlling interests	0	0	0			1	0	1	-100	-100
Profit attributable to owners of parent	661	170	831			587	115	702	13	18

Key Ratios

Operating margin in %	23.6		30.0		29.6	26.0		30.8	-2.4pp	-0.8pp	-1.2pp
Effective tax rate in %	23.6		25.6			26.9		27.2	-3.3pp	-1.6pp
Basic earnings per share, in €	0.55		0.70			0.49		0.59	12	19

F6

	for the six months ended June 30
	2012					2011			Change in %
€ millions, unless otherwise stated	IFRS	Adj.*	Non-IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS constant currency**
Revenue Numbers
Software	1,696	0	1,696	-77	1,619	1,453	0	1,453	17	17	11
Support	3,966	2	3,968	-136	3,832	3,445	25	3,470	15	14	10
Cloud subscriptions and support	81	23	104	-9	95	8	0	8	913	1,200	1,088
Software and software-related service revenue	5,743	25	5,768	-222	5,546	4,906	25	4,931	17	17	12
Consulting	1,214	0	1,214	-46	1,168	1,148	0	1,148	6	6	2
Other services	291	0	291	-9	282	270	0	270	8	8	4
Professional services and other service revenue	1,505	0	1,505	-55	1,450	1,418	0	1,418	6	6	2

Total revenue	7,248	25	7,273	-277	6,996	6,324	25	6,349	15	15	10

Operating Expense Numbers

Cost of software and software-related services	-1,106	149	-957			-990	146	-844	12	13
Cost of professional services and other services	-1,268	64	-1,204			-1,134	24	-1,110	12	8

Total cost of revenue	-2,374	213	-2,161			-2,124	170	-1,954	12	11

Gross profit	4,874	238	5,112			4,200	195	4,395	16	16
Research and development	-1,091	68	-1,023			-966	41	-925	13	11
Sales and marketing	-1,802	110	-1,692			-1,420	77	-1,343	27	26
General and administration	-431	40	-391			-347	18	-329	24	19
Restructuring	-4	4	0			-1	1	0	>100	0
TomorrowNow litigation	5	-5	0			-12	12	0	<-100	0
Other operating income/expense, net	1	0	1			0	0	0	N/A	N/A

Total operating expenses	-5,696	430	-5,266	171	-5,095	-4,870	319	-4,551	17	16	12

Profit Numbers

Operating profit	1,551	456	2,007	-106	1,901	1,454	344	1,798	7	12	6
Other non-operating income/expense, net	-53	0	-53			-34	0	-34	56	56
Finance income	52	0	52			49	0	49	6	6
Finance costs TomorrowNow litigation	-1	1	0			0	0	0	N/A	0
Other finance costs	-77	0	-77			-81	0	-81	-5	-5
Finance costs	-78	1	-77			-81	0	-81	-4	-5

Financial income, net	-26	1	-25			-32	0	-32	-19	-22

Profit before tax	1,472	457	1,929			1,388	344	1,732	6	11
Income tax TomorrowNow litigation	-1	1	0			0	0	0	N/A	0
Other income tax expense	-367	-148	-515			-397	-104	-501	-8	3
Income tax expense	-368	-147	-515			-397	-104	-501	-7	3

Profit after tax	1,104	310	1,414			991	240	1,231	11	15
Profit attributable to non-controlling interests	0	0	0			1	0	1	-100	-100
Profit attributable to owners of parent	1,104	310	1,414			990	240	1,230	12	15

Key Ratios

Operating margin in %	21.4		27.6		27.2	23.0		28.3	-1.6pp	-0.7pp	-1.1pp
Effective tax rate in %	25.0		26.7			28.6		28.9	-3.6pp	-2.2pp
Basic earnings per share, in €	0.93		1.19			0.83		1.04	12	14

*	Adjustments in the revenue line items are for support revenue, cloud subscription revenue and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring expenses and discontinued activities.
**	Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

F7

NON-IFRS ADJUSTMENTS

€ millions, unless otherwise stated	4/1/ - 6/30/2012	1/1/ - 6/30/2012	4/1/ - 6/30/2011	1/1/ - 6/30/2011
Software and software-related service revenue (IFRS)	3,124	5,743	2,579	4,906
Adjustment for deferred revenue write-down	18	25	8	25
Software and software-related service revenue (Non-IFRS)	3,142	5,768	2,587	4,931

Operating profit (IFRS)	921	1,551	857	1,454
Revenue Adjustments (per above)	18	25	8	25
Adjustment for discontinued activities	2	-5	10	12
Adjustment for acquisition-related charges	130	250	111	222
Adjustment for stock-based compensation expenses	98	181	32	84
Adjustment for restructuring	4	4	1	1
Operating expense adjustments	234	430	154	319
Operating profit adjustments	252	456	162	344
Operating profit (Non-IFRS)	1,173	2,007	1,019	1,798

Profit after tax (IFRS)	661	1,104	588	991
Revenue adjustments (per above)	18	25	8	25
Operating profit adjustments (per above)	234	430	154	319
Adjustments pre-tax	252	456	162	344
Taxes on adjustments	-82	-147	-47	-104
Profit after tax (Non-IFRS)	831	1,414	703	1,231

Due to rounding, numbers may not add up precisely.

F8

REVENUE BY REGION

The following tables present our IFRS and non-IFRS revenue by region. Software revenue by region is based on location of negotiation whereas software and software-related service revenue by region and total revenue by region are based on customer location. The tables also present a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue. Note: Our non-IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

	for the three months ended June 30
	2012					2011			Change in %
€ millions	IFRS	Adj.*	Non-IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS constant currency**
Software revenue by region
EMEA	419	0	419	-5	414	344	0	344	22	22	20
Americas	435	0	435	-40	395	329	0	329	32	32	20
APJ	205	0	205	-18	187	164	0	164	25	25	14

Software revenue	1,059	0	1,059	-63	996	838	0	838	26	26	19

Software and software-related service revenue by region
Germany	436	0	436	0	436	397	0	397	10	10	10
Rest of EMEA	1,026	0	1,026	-20	1,006	852	2	854	20	20	18
Total EMEA	1,462	0	1,462	-20	1,442	1,249	2	1,251	17	17	15
United States	843	18	861	-96	765	675	4	679	25	27	13
Rest of Americas	292	0	292	-3	289	230	1	231	27	26	25
Total Americas	1,135	18	1,153	-99	1,054	904	5	909	26	27	16
Japan	171	0	171	-21	150	137	0	137	25	25	9
Rest of APJ	356	0	356	-23	333	289	0	289	23	23	15
Total APJ	527	0	527	-44	483	426	1	427	24	23	13
Software and software-related service revenue	3,124	18	3,142	-163	2,979	2,579	8	2,587	21	21	15

Total revenue by region
Germany	575	0	575	0	575	554	0	554	4	4	4
Rest of EMEA	1,233	0	1,233	-23	1,210	1,060	2	1,062	16	16	14
Total EMEA	1,808	0	1,808	-23	1,785	1,614	2	1,616	12	12	10
United States	1,085	18	1,103	-122	981	884	4	888	23	24	10
Rest of Americas	382	0	382	-5	377	304	1	305	26	25	24
Total Americas	1,468	18	1,486	-127	1,359	1,187	5	1,192	24	25	14
Japan	195	0	195	-25	170	153	0	153	27	27	11
Rest of APJ	427	0	427	-26	401	345	0	345	24	24	16
Total APJ	622	0	622	-51	571	498	1	499	25	25	14
Total revenue	3,898	18	3,916	-201	3,715	3,300	8	3,308	18	18	12

F9

	for the six months ended June 30
	2012					2011			Change in %
€ millions	IFRS	Adj.*	Non-IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS constant currency**
Software revenue by region
EMEA	694	0	694	-6	688	611	0	611	14	14	13
Americas	674	0	674	-49	625	574	0	574	17	17	9
APJ	328	0	328	-22	306	267	0	267	23	23	15

Software revenue	1,696	0	1,696	-77	1,619	1,453	0	1,453	17	17	11

Software and software-related service revenue by region
Germany	807	0	807	0	807	728	0	728	11	11	11
Rest of EMEA	1,887	1	1,888	-26	1,862	1,647	7	1,654	15	14	13
Total EMEA	2,694	1	2,695	-26	2,669	2,375	7	2,382	13	13	12
United States	1,535	24	1,559	-125	1,434	1,295	14	1,309	19	19	10
Rest of Americas	546	0	546	-4	542	451	2	453	21	21	20
Total Americas	2,081	24	2,105	-129	1,976	1,746	16	1,762	19	19	12
Japan	315	0	315	-32	283	261	1	262	21	20	8
Rest of APJ	652	0	652	-34	618	525	1	526	24	24	17
Total APJ	967	0	967	-66	901	785	2	787	23	23	14
Software and software-related service revenue	5,743	25	5,768	-222	5,546	4,906	25	4,931	17	17	12

Total revenue by region
Germany	1,092	0	1,092	0	1,092	1,040	0	1,040	5	5	5
Rest of EMEA	2,291	1	2,292	-30	2,262	2,057	7	2,064	11	11	10
Total EMEA	3,383	1	3,384	-30	3,354	3,097	7	3,104	9	9	8
United States	1,998	24	2,022	-160	1,862	1,703	14	1,717	17	18	8
Rest of Americas	715	0	715	-7	708	596	2	598	20	20	18
Total Americas	2,714	24	2,738	-168	2,570	2,299	16	2,315	18	18	11
Japan	360	0	360	-37	323	292	1	293	23	23	10
Rest of APJ	791	0	791	-41	750	636	1	637	24	24	18
Total APJ	1,151	0	1,151	-78	1,073	929	2	931	24	24	15
Total revenue	7,248	25	7,273	-277	6,996	6,324	25	6,349	15	15	10

SOFTWARE REVENUE BY CUSTOMER LOCATION

The table below shows the breakdown of software revenue by customer location.

€ millions	Q2 2012	1/1/- 6/30/2012	Q2 2011	1/1/- 6/30/2011
EMEA	453	731	344	611
Americas	395	631	329	574
APJ	210	333	164	267
SAP Group	1,059	1,696	838	1,453

*	Adjustments in the revenue line items are for support revenue, cloud subscription revenue and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.
**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency and free cash flow figures see Non-IFRS Measures online (www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx).

Due to rounding, numbers may not add up precisely.

F10